Retina Technologies, Inc



ANNUAL REPORT

50 E 98th St #11C-1

New York, NY 10029

0

https://www.retina-technologies.com/

This Annual Report is dated April 25, 2022.

BUSINESS

Retina Technologies is a medical device company focused on developing portable digital hardware and software technologies for vision testing that will be affordable for communities of all demographics. Our digital vision screening platform is designed for modularity and scale to take advantage of both current and future vision technologies. OcuVue is composed of a centralized head mount designed to dock and interface with our proprietary vision testing modules that can easily and quickly test and assess the many different aspects of vision.

Our current efforts are focused on a virtual reality (VR) module for visual function testing and a retinal camera module for the detection of physical abnormalities of the retina. Cloud-based machine learning algorithms then analyze a range of multi-dimensional data from these modules for more accurate identification of both early and late-stage vision abnormalities and can provide referrals to specialists, such as ophthalmologists and neurologists, for further diagnostics and treatments. OcuVue has been designed to integrate smoothly into primary care and vision specialist workflows as well as in remote locations and telemedicine without the need for skilled training needed for most advanced vision testing equipment in use today.

The team has applied for an international utility patent (PCT) on April 15, 2021, through the Mount Sinai Health System for exclusive licensing to the Company. In addition to this, Retina Technologies has intentions of filing several utility and design provisional patents independently or as part of our ongoing licensing agreement with Mount Sinai (see Risk Factors section) in the near future. The company has also filed several trademarks on the company name, symbol, and product names, and holds several trade secrets for virtual reality examinations.

The company has no parents, subsidiaries, or other entities related to it. Retina Technologies, Inc. was initially organized as Retina Technologies, LLC, a Delaware limited liability company on October 19, 2018, and converted to a DE C-corporation on September 17, 2019.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $258,000.00
Use of proceeds: Development of virtual reality examinations, designing of retinal camera, initialization of machine learning pipeline buildout, prototyping of modular headset, consulting, legal & accounting expenses, and salaries.
Date: November 11, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $465.90
Number of Securities Sold: 4,658,992
Use of proceeds: This capital was received as a component of Restricted Stock Purchase Agreements executed by founders, C-suite members, and advisors after incorporation of the company.
Date: November 23, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The entity has not commenced principal operations and realized a loss in the most recent year since inception, had negative cashflows from operations, and may continue to generate losses.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, fees for professional services and patents, and research and development expenses. Operating expenses in 2021 increased to $397,000 from $107,000 in 2020 due to increases in research and development activities and personnel costs. The company hired a full-time CEO and CTO in 2021.

Historical results and cash flows:

Research & development was the most cash flow intensive expenses in the past two years. The company's cash needed previously was generated by grants and convertible notes. Future cash acquisitions will result from equity sales and revenues in the near future.

The Company's ability to continue in the next twelve months is dependent upon its ability to obtain financing sufficient to meet current and future obligations.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs over the next three years.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $35,935.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Vendors & Employee Salary
Amount Owed: $205,000.00
Interest Rate: 0.0%
Maturity Date: December 10, 2022

Creditor: Convertible Note Investor 1
Amount Owed: $25,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 2
Amount Owed: $25,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Note Investor 3
Amount Owed: $25,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called

as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Note Investor 4
Amount Owed: $15,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Note Investor 5
Amount Owed: $15,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 6
Amount Owed: $10,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 7
Amount Owed: $10,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 8
Amount Owed: $10,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 9
Amount Owed: $26,500.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 10
Amount Owed: $26,500.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022

This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 11
Amount Owed: $35,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 12
Amount Owed: $25,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

Creditor: Convertible Note Investor 13
Amount Owed: $10,000.00
Interest Rate: 7.0%
Maturity Date: November 11, 2022
This debt is in the form of a convertible note, wherein the amount due at maturity can be called as debt or converted into common stock of the company at a valuation cap of $3M.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Randal Alexander Serafini

Randal Alexander Serafini's current primary role is with Icahn School of Medicine at Mount Sinai. Randal Alexander Serafini currently services 35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer
Dates of Service: January 01, 2021 - Present
Responsibilities: Responsible for internal relationship with the Mount Sinai Health System, preparation of intellectual property filings, overarching execution of clinical trial validations and publication preparation, grant applications, and assisting with capital raises and product development strategies. Randal currently does not receive a salary and will continue to not take a salary as a result of primary employment at the Mount Sinai Health System.

Position: President
Dates of Service: September 17, 2019 - Present
Responsibilities: Continued co-founder board member and broad company supervision. Tasked with working closely with the company's C-suite to ensure a consistent, logical, and strategic vision for the company at all times, which he executes as part of the board.

Other business experience in the past three years:

Employer: Icahn School of Medicine at Mount Sinai
Title: Graduate Researcher
Dates of Service: July 04, 2018 - Present
Responsibilities: Randal is an MD/PhD candidate at Mount Sinai in New York. Currently in his PhD, his work entails molecular and behavioral research in the field of sensory neuroscience.

Other business experience in the past three years:

Employer: MatrixMed, Inc.
Title: Scientific Advisor
Dates of Service: September 17, 2019 - Present
Responsibilities: Randal co-founded MatrixMed and now advises the company on IP strategies, experimental design, capital raise planning, and pipeline direction.

Other business experience in the past three years:

Employer: Seeking Alpha Ltd
Title: Exclusive Contributor
Dates of Service: June 01, 2018 - March 11, 2021
Responsibilities: Writing articles that provide an investment thesis on biotechnology companies.

Other business experience in the past three years:

Employer: BiopharmIQ (Formerly AMP Biotech Research)
Title: Equity Consultant
Dates of Service: January 01, 2018 - May 01, 2020
Responsibilities: Operations/financial data acquisition and analysis on publicly traded biotechnology companies.

Name: Claudio Randal Serafini

Claudio Randal Serafini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: January 01, 2021 - Present
Responsibilities: Major responsibilities include the overarching management, delivery, and sustained growth of RetTech's innovative vision testing platform. This includes securing the necessary funding to build a full-time, high-performance organization that can successfully develop our technology/product roadmap into a fully integrated, customer-ready vision testing platform, and establish a cross-functional team to both engage and provide on-going support for a full range of healthcare providers to generate sustained, highly profitable, recurring revenue growth. Furthermore, Randy manages business relationship with Mount Sinai Health System, including licensing documentation and investments. Claudio is currently not taking a salary to

maximize the viability of the company, although salary disbursement will commence after a successful Regulatory CF round.

Other business experience in the past three years:

Employer: HP Enterprise
Title: Global Product Marketing Manager, AI/ML Enterprise Storage
Dates of Service: November 01, 2018 - October 15, 2019
Responsibilities: HPE is a Fortune 500 enterprise technology infrastructure company that acquired Nimble Storage which represented the next generation of intelligent, enterprise flash/hybrid storage. It delivered a radically new support and storage management experience through the use of advanced predicative analytics, machine learning (ML), and automation for enterprise-class customers both large and small. As Global Product Marketing Lead, his responsibilities were to work closely with global, cross-function teams to develop and execute innovative and highly competitive go-to-market (GTM) strategies that positioned and highlighted Nimble and HPE as the leader in the next generation of advanced AI/ML based storage.

Other business experience in the past three years:

Employer: Serafini Consulting
Title: Principal Owner
Dates of Service: November 01, 2019 - December 01, 2020
Responsibilities: Management consulting for early-stage technology companies.

Name: Sumeet Murarka

Sumeet Murarka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer
Dates of Service: January 01, 2021 - Present
Responsibilities: Sumeet currently oversees and spearheads the planning and deployment of resources including the building of a strong engineering team and strategic vendor management required to successfully deliver our vision testing platform from concept through delivery of a fully integrated, customer-ready solution. He collaboratively developed the company's first prototype and is currently overseeing de-risking phase to establish good governance, ideal timeframes for development, and cost-effective prototype delivery for on-going clinical trials and future delivery to consumers. This involves substantial vendor management. Sumeet has worked to reduce anticipated FDA approval timelines by working with FDA experts through identification of exemptions and predicate pathways. Lastly, Sumeet manages the company's operating budget and external accounting processes. Sumeet currently is not taking a salary to increase the viability of the company, although he will begin to take salary after a successful Regulatory CF round.

Other business experience in the past three years:

Employer: Community Care Physicians, P.C.

Title: Chief Information Officer & Chief Technology Officer
Dates of Service: April 01, 2004 - April 15, 2020
Responsibilities: Sumeet's primary role was Chief Information Officer and Directory of IT. His focus at CCP was the continued implementation of early adopter strategies that have kept the 420-physician multi-specialty group at the forefront of health information technology in the region from$72M to $280M. He drove the successful launch of key patient information and technology systems, including electronic prescribing, the patient portal, image-guided radiation therapy, and telemedicine. He has directed projects that significantly increased CCP's technology infrastructure, including personal computers, applications and network devices, without a corresponding increase in staff and overhead. This led to increased radiology footprint of CCP ImageCare to provide radiological reading services and residency education at the major hospital in the Albany Region. Sumeet has continued to work closely with other organizations in the local area to the benefit of patients across multiple points of care, most recently, in regional multi-organization radiology dictation system. In addition to his CIO duties, Sumeet serves as a Director of Healthcare Information Xchange of New York (HIXNY), the regions health information exchange. He is also a Member of the Health Information and Management Systems Society (HIMSS) and a Member of the College of Healthcare Information Management Executives (CHIME).

Other business experience in the past three years:

Employer: Murarka & Company, Inc.
Title: Principal Owner
Dates of Service: April 08, 2020 - Present
Responsibilities: Management of consulting operations.

Name: Andrew Jinrui Warburton

Andrew Jinrui Warburton's current primary role is with Icahn School of Medicine at Mount Sinai. Andrew Jinrui Warburton currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer
Dates of Service: September 17, 2019 - Present
Responsibilities: Contributor to solvency management and financial record keeping. These responsibilities are also managed by Claudio Serafini & Sumeet Murarka. Andrew does not receive a salary for this position.

Position: Head of VR Development
Dates of Service: September 17, 2019 - Present
Responsibilities: Performance of and management of virtual reality examination development, including design, consultant & physician validation, troubleshooting, and initiation of clinical implementation. Andrew does not currently receive a salary for this position.

Other business experience in the past three years:

Employer: Icahn School of Medicine at Mount Sinai

Title: Medical Student
Dates of Service: August 15, 2018 - Present
Responsibilities: Performance of various tasks as a student physician, including but not limited to assisting in patient care and documentation.

Name: Margarita Labkovich

Margarita Labkovich's current primary role is with Icahn School of Medicine at Mount Sinai. Margarita Labkovich currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Clinical Trials
Dates of Service: September 17, 2019 - Present
Responsibilities: Recruitment of principal investigators, managers, and technicians for clinical trials, submission of relevant certificates and documentation, provision of data to independent statisticians, and assistance in preparation of manuscripts for academic publications. Margarita does not currently receive a salary for this position.

Position: Secretary
Dates of Service: September 17, 2019 - Present
Responsibilities: Management of record/minutes keeping during meetings, particularly those of the Board. Margarita does not currently receive a salary for this position.

Other business experience in the past three years:

Employer: Icahn School of Medicine at Mount Sinai
Title: Medical Student
Dates of Service: August 15, 2018 - Present
Responsibilities: Performance of various tasks as a student physician, including but not limited to assisting in patient care and documentation.

Other business experience in the past three years:

Employer: Humanity in Action
Title: Fellow
Dates of Service: August 15, 2018 - Present
Responsibilities: Margarita currently supports applicants, screens for interviews, and participates in conferences on behalf of this human rights organization.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Andrew Jinrui Warburton
Amount and nature of Beneficial ownership: 750,000
Percent of class: 16.1

RELATED PARTY TRANSACTIONS

Name of Entity: Murarka & Company, Inc.
Names of 20% owners: Sumeet Murarka (100%)
Relationship to Company: Officer & Director
Nature / amount of interest in the transaction: Consulting company for Sumeet Murarka paid in lieu of direct payroll, currently at a rate of $10,000/month.
Material Terms: None

Name of Entity: Serafini Consulting
Names of 20% owners: Claudio R. Serafini (100%)
Relationship to Company: Director & Officer
Nature / amount of interest in the transaction: Consulting company for Claudio Serafini paid in lieu of direct payroll, currently at a rate of $10,000/month.
Material Terms: None

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 457,264 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,108,992 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

The fully diluted shares calculation includes 442,328 shares to be issued pursuant to stock options, reserved but unissued.

The fully diluted shares calculation includes 7,672 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the

"CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag Along Rights: So long as the Company has not consummated an underwritten public offering, if the holders of a majority of the issued and outstanding Common Stock (collectively, the "Majority Holders") approve in writing a Sale of the Company (as hereinafter defined) to an unaffiliated third party (an "Approved Sale"), (i) the Purchaser will consent to, vote for, and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to, the Approved Sale and (ii) if the Approved Sale is structured as a sale of stock, the Purchaser will sell all of the Shares (or, if the Sale of the Company is not a sale of all of the outstanding equity securities of the Company, the same proportion of the Shares as is being sold by the Majority Holders in the Sale of the Company) on the terms and conditions approved by the Majority Holders. The Purchaser will take all necessary and desirable actions in connection with the consummation of an Approved Sale, including executing the applicable purchase agreements and joining in any indemnification obligations (whether directly to the buyer in such Approved Sale or pursuant to a contribution agreement) on a pro-rata basis, in accordance with the consideration received in the Approved Sale; provided, however, that any representation and warranty or indemnification obligations that relate specifically to a particular holder of equity securities (such as representations and warranties or indemnification therefor given by a holder regarding such holder's title to and ownership of such equity securities) shall be borne solely by such holder; provided, further, that the Purchaser shall not be liable under any indemnity or contribution agreement for more than the amount actually received by such party in such Approved Sale except in connection with claims of fraud by the Purchaser. The obligations of the Purchaser with respect to an Approved Sale are subject to the satisfaction of the condition that upon the consummation of the Approved Sale all of the holders of Common Stock will receive the same form and amount of consideration per share of Common Stock, and if any holder of Common Stock is given an option as to the form and amount of consideration to be received in respect of Common Stock, all holders of Common Stock will be given the same option. The Purchaser acknowledges that his or her proceeds from an Approved Sale may be reduced by the Purchaser's pro-rata share (based upon the consideration received by the Purchaser in such Approved Sale) of transaction expenses related to such Approved Sale. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the terms of this Drag Along, or into which such Shares thereby become convertible, shall immediately be subject to the terms of this Drag Along.

"Sale of the Company" means (A) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, or (B) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity in the same proportions, and with identical rights, preferences, privileges and restrictions, as held by such holders prior to such transaction); or (C) a transaction or series of related transactions in which a party, or a group of related parties, acquires from stockholders of the Company more than fifty percent (50%) of the outstanding voting power of the Company; provided, however that that the following transactions shall not be deemed to be a Sale of the Company: (1) transfers of equity securities to (i) the Company, (ii) to any person in a transaction which, if made by the Purchaser, would be a Permitted Transfer, or (iii) existing stockholders or an affiliate of an existing stockholder, (2) an equity financing transaction intended solely for capital raising purposes or (3) a transaction, the sole purpose of which is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the stockholders immediately prior to such transaction.

Right of First Refusal: In the event that the Purchaser proposes to sell, pledge or otherwise transfer to a third party any of the Shares which are not Restricted Shares (such Shares, the "Non-Restricted Shares"), or any interest in the Non-Restricted Shares, in accordance with the terms of this Agreement, the Company shall have the right to purchase all or any portion of such Non-Restricted Shares, on the terms set forth in this Right of First Refusal. If the Purchaser desires to transfer any Non-Restricted Shares, the Purchaser shall give written notice to the Company (the "Transfer Notice") describing (i) the number of Non-Restricted Shares proposed to be transferred and the proposed transfer price; (ii) the name of each proposed transferee; (iii) the number of Non-Restricted Shares to be transferred to each proposed transferee; (iv) the bona fide cash price or other consideration for which the Purchaser proposes to transfer the Non-Restricted Shares; and (v) that by delivering the Transfer Notice, the Purchaser offers all such Non-Restricted Shares to the Company and/or its assignee(s) pursuant to this Right of First Refusal and on the same terms described in the Transfer Notice.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $258,000.00
Maturity Date: November 11, 2022
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified Financing or Maturity Date
Material Rights

Effect of Sale of the Company; Prepayment. The Company may not prepay this Note prior to the

Maturity Date without the written consent of the holders of a majority of the outstanding principal on the Notes ("Prepayment Consent"). Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) or otherwise elects to prepay this Note with the required Prepayment Consent prior to the conversion hereof, the Company shall give the Holder at least ten (10) days prior written notice of the anticipated closing date of such Sale of the Company and the Company will, at the election of the Holder, (i) at the Closing of such Sale, pay the Holder an aggregate amount equal to one and one half times (1.5x) the aggregate amount of principal and interest then outstanding under this Note in full satisfaction of the Company's obligations under this Note or (ii) immediately prior to the closing of such Sale, convert the then-outstanding principal and any accrued and unpaid interest thereon into shares of Common Stock of the Company at a conversion price equal to the Capped Conversion Price.

In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company which election and notice shall not be required in the case of an Event of Default under Section 5(c), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default: (a) The Company shall default in its performance of any covenant under the Agreement or any Note; (b) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now and hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or (c) Any involuntary petition is filed against the Company (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,069,997.76 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for vision testing and patient referrals. Our revenues are therefore dependent upon the market for vision testing across a variety of modalities, including but not limited to ophthalmology, optometry, urgent care, and primary care practices.

We may never have an operational product or service

It is possible that there may never be an operational vision testing platform or that the product may never be used to engage in patient care. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vision testing platform. Delays or cost overruns in the development of our vision testing platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out and, to the extent the Company undertakes a preferred stock financing after the date hereof, after any preferences negotiated and agree upon with the holders of preferred stock.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company does sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

RETINA TECHNOLOGIES, LLC, which converted into RETINA TECHNOLOGIES, INC. on September 17, 2019, was formed on October 19, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, if ever. The Company may reasonably determine that it is never in the best interest of the Company or its stockholders to provided dividends. RETINA TECHNOLOGIES, INC. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because, among other reasons, you believe in the future viability of Company. Further, we have not, to date, turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

We are in the process of licensing certain patent applications and may have own patents in the future which the Company, in each case, might not be able to protect properly. One of the Company's most valuable assets is its access to intellectual property. The Company currently has an executed option agreement with the Mount Sinai Health System for exclusive licensing of a pending patent cooperation treaty non-provisional filing, as well as several design and utility patents that may be filed in the near future. The company owns several trade secrets, has filed for several trademarks, and owns two internet domain addresses. We believe one of the most valuable components of the Company is our intellectual property portfolio, which in the near term is expected to comprise of exclusively licensed intellectual property, but may contain intellectual property belonging to the company in the near future. Due to the value, competitors may misappropriate or violate the rights licensed to or owned by the Company. The Company, on its own or in cooperation with the Mount Sinai Health System, intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation BY THE FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including RESEARCH AND DEVELOPMENT, manufacturing, shipping, accounting, legal work, public relations, AND advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Potential for commercialization delays due to FDA regulation

Some aspects of the company's vision testing platform are subject to review and regulation by the US Food and Drug Administration. Unforeseen delays in the technology review process or requests for more data may slow the production and commercialization of the company's vision testing platform.

Licensing Agreement with the Mount Sinai Health System

The company has an ongoing relationship with the Mount Sinai Health System that includes an executed option agreement, with economic terms, for pursuing a full licensing agreement. The company bears rights to negotiate licensing terms with the Mount Sinai health system that company leadership believes is in the best interests of the company and its shareholders. There is a risk that the company is unable to reach a mutually agreed-upon licensing agreement with the Mount Sinai Health System, which may jeopardize access to intellectual property and clinical testing facilities.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Retina Technologies, Inc

By   /s/ *Claudio R. Serafini*

     Name: Retina Technologies, Inc

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Retina Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Retina Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29th, 2022


Retina Technologies, Inc.
Statement of Financial Position


	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	35,935	109,961
Prepaid Expenses	10,602	1,475
Total Current Assets	46,536	111,436
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	46,536	111,436
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable - Related Party	224,601	-
Accounts Payable	20,137	13,355
Accrued Payroll	-	1,207
Accrued Interest on Convertible Notes	19,456	5,299
Total Current Liabilities	264,194	19,861
Long-term Liabilities		
Convertible Note	258,000	155,000
Total Long-Term Liabilities	258,000	155,000
TOTAL LIABILITIES	522,194	174,861
EQUITY		
Additional Paid in Capital	5,018	5,018
Retained Earnings/ (Accumulated Deficit)	(480,677)	(68,443)
Total Equity	(475,658)	(63,425)
TOTAL LIABILITIES AND EQUITY	46,536	111,436

Retina Technologies, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit		-
Operating Expenses		
Personnel	294,678	10,555
Travel & Entertainment	75	593
Facilities	-	-
Office Administration	615	7,574
Bank Fees	662	430
Professional Fees	87,168	75,993
Other	408	2,862
Software	11,438	8,220
Advertising	2,379	737
Total Operating Expenses	397,423	106,964
Operating Income (loss)	(397,423)	(106,964)
Other Income		
Grant Income	-	40,000
Other	-	117
Total Other Income	-	40,117
Other Expense		
Interest Expense	14,290	5,299
Other	521	1,660
Total Other Expense	14,811	6,959
Provision for Income Tax	-	-
Net Income (loss)	(412,234)	(73,806)

Retina Technologies, Inc.
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(412,234)	(73,806)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	231,189	13,355
Accrued Payroll	-	1,207
Credit Cards Payable	-	(581)
Prepaid Expenses	(10,139)	
Other	(133)	(2,156)
Equity-based Compensation	-	5,018
Accrued Interest	14,290	5,299
Prepaids		(1,475)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	235,207	20,667
Net Cash provided by (used in) Operating Activities	(177,026)	(53,139)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Convertible Notes	103,000	155,000
Net Cash provided by (used in) Financing Activities	103,000	155,000
Cash at the beginning of period	109,961	8,100
Net Cash increase (decrease) for period	(74,026)	101,861
Cash at end of period	35,935	109,961

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Ending Balance 12/31/2019	**3,000,000**	**-**	**-**	**5,363**	**5,363**
Issuance of Shares	61,224	-	-	-	-
Options Vested	-	-	5,018	-	5,018
Net Income (Loss)	-	-	-	(73,806)	(73,806)
Ending Balance 12/31/2020	**3,061,224**	**-**	**5,018**	**(68,443)**	**(63,425)**
Issuance of Shares	1,597,768				
Net Income (Loss)	-	-	-	(412,234)	(412,234)
Ending Balance 12/31/2021	**4,658,992**	**-**	**5,018**	**(480,677)**	**(475,659)**

Retina Technologies, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Retina Technologies, Inc ("the Company") was formed as a Limited Liability Company (LLC) in Delaware on October 19th, 2018, but converted to a C Corporation in Delaware on September 16th, 2019. The Company is developing a portable vision screening platform capable of broadly assessing vision capabilities and retinal abnormalities. When coupled with machine learning, data retrieved from our hardware will allow for refer/non-refer recommendations and will enable non-vision specialists to quantitatively screen patients. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	
Granted	7,672	$	0.0001
Exercised	-	$	0.0001
Expired/cancelled	-		
Total options outstanding, December 31, 2021	7,672	$	0.0001
Options exercisable, December 31, 2021	-	$	0.0001

	Nonvested Options	Weighted Average Fair Value	
Granted	7,672	$	0.65
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	7,672	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into a consulting agreement with entities controlled by the CEO and CTO totaling approximately $20,000 per month, $224k of unpaid invoices are reflected in the Company's accounts payable balance and personnel expenses.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The company has raised $258,000 via convertible note agreements for the purposes of research and development. The interest on the notes issued is 7%. The amounts convert in 2022. The notes are convertible into shares of the company's common stock with no discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	258,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 4,658,992 shares were issued and outstanding as of 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29th, 2022, the date these financial statements were available to be issued. No events require recognition

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operation, has realized losses, and negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Claudio R. Serafini, Principal Executive Officer of Retina Technologies, Inc, hereby certify that the financial statements of Retina Technologies, Inc included in this Report are true and complete in all material respects.

Claudio R. Serafini

Chief Executive Officer